

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Akinobu Yorihiro
Chief Technology Officer
Sacks Parente Golf, Inc.
551 Calle San Pablo
Camarillo, CA 93012

> **Re: Sacks Parente Golf, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 10, 2023**
> **File No. 333-266610**

Dear Akinobu Yorihiro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022 letter.

Form S-1/A Filed on January 10, 2023

Prospectus Summary
Risks Associated with our Business, page 7

1.   We note your disclosure that the Company "may not maintain the listing of our Common Stock on the Nasdaq which could limit investors' ability to make transactions in our Common Stock and subject us to additional trading restrictions." Please revise in light of your disclosure that the offering is contingent on your Company's Nasdaq listing status.

Prospectus Summary
Forward Stock Split, page 8

2.   We note your response and revised disclosure to prior comment 4. Please provide the

following:
- On pages 8, 10 and F-31, you disclose that all share and per share information in this prospectus (other than in the historical financial statements included herein beginning at page F-1) has been adjusted to reflect the forward stock split of the authorized and outstanding common stock. Give that the forward stock split will occur after the effectiveness of your registration statement, please note that it is not appropriate to adjust all share and per share per share information. Please revise your disclosure instead to indicate that you have provide pro forma disclosures to show the impact of the forward stock split;
- On page 10 under Selected Summary Consolidated Financial Data, it appears that you have included both historical and pro forma net loss per share, basic and diluted and weighted average shares used. However, it is not clear what the pro forma amounts represent. Please revise your disclosure to include a footnote that explains what the pro forma amounts represent. Please also include the pro forma net loss per share, basic and diluted and weighted average shares used to also show the impact of the offering for the most recent fiscal year end and interim period presented. Additional, please provide a note that explains how these amounts were calculated;
- On page 33 under Capitalization, you disclose that the number of shares of Common Stock on a pro forma and pro forma as adjusted basis set forth in the table above is based on 14,378,967 shares of our Common Stock outstanding as of September 30, 2022, and excluded 748,481 shares of common stock subject to possible redemption. It appears that your pro forma and pro forma as adjusted shares of 15,127,448 and 19,571,893 includes the 748,481 shares subject to possible redemption. Please revise your disclosure to correct this inconsistency; and
- On page 34 under Dilution, please revise your disclosure to include how your historical net tangible book value (deficit) per share as of September 30, 2022 was calculated. In addition, the last column of your table does not appear to foot to the total presented. Please revise your table to include the amounts related to your pro forma decrease in net tangible book value per share and pro forma net tangible book value per share under the amount related to historical net tangible book value (deficit) per share as of September 30, 2022. Please also revise your disclosure to state whether your as adjusted net tangible book value per share immediately after this offering includes or excludes the 748,481 shares subject to possible redemption.

Risk Factors
The market prices and trading volume of our shares of Common Stock may experience rapid and substantial price volatility..., page 27

3. We note your disclosure regarding the risks that may arise from the publication of research reports by analysts or others about you or your cryptocurrency including the NFT industry which may be unfavorable, inaccurate, inconsistent or not disseminated on a regular basis. Please explain the references to your cryptocurrency and the NFT industry and their relevance to your business.

Executive Compensation, page 57

4.   Please update your executive compensation information to reflect the fiscal year ended December 31, 2022.

Certain Relationships and Related Person Transactions, page 58

5.   Please update your disclosure in this section to confirm that you have included any applicable transactions since the beginning of your last fiscal year. Refer to Item 404 of Regulation S-K.

     You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing